Exhibit 99.2

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Dear Shareholder:

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) dated April 28, 2022, a special meeting (the “Meeting”) of the holders (the “Centerra Shareholders”) of common shares (“Centerra Shares”) in the capital of Centerra Gold Inc. (“Centerra” or the “Corporation”) will be held via a live audio webcast online at https://web.lumiagm.com/ 422352408 on July 25, 2022 at 11:00 a.m. (Toronto time) in order for Centerra Shareholders:

(a)	to consider and, if deemed advisable, to pass, with or without variation, a resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular (the “Management Information Circular”), approving the plan of arrangement (the “Plan ofArrangement”) under section 192 of the Canada Business Corporations Act, substantially in the form included in Appendix B to the Management Information Circular. The Plan of Arrangement will result in, among other things, Kyrgyzaltyn JSC (“Kyrgyzaltyn”) selling to Centerra all of its Centerra Shares for cancellation, representing an approximate 26.0% equity interest in the Corporation, in exchange for the Corporation’s 100% equity interest in its two Kyrgyz subsidiaries, Kumtor Gold Company CJSC and Kumtor Operating Company CJSC, and, indirectly, the Kumtor mine plus a cash payment (a portion of which will be withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn) pursuant to that certain global arrangement agreement dated April 4, 2022 entered into by, among others, Centerra, Kyrgyzaltyn and the Kyrgyz Republic represented by the Cabinet of Ministers of the Kyrgyz Republic, acting on behalf of the Kyrgyz Republic; and

(b)	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

In light of the continuing COVID-19 pandemic, Centerra will hold the Meeting in a virtual-only format. On the Meeting website, hhttps://web.lumiagm.com/422352408, Centerra Shareholders will have an equal opportunity to attend, ask questions and vote their Centerra Shares at the Meeting, regardless of geographic location. Centerra Shareholders will not be able to physically attend the Meeting.

The record date to determine which Centerra Shareholders are entitled to receive notice of and to vote online at the Meeting, or any postponement or adjournment thereof, is June 27, 2022 (the “Record Date”).

The accompanying Management Information Circular makes reference to “registered” and “non-registered” Centerra Shareholders. In reviewing the Management Information Circular and other proxy-related materials, a Centerra Shareholder should first determine whether it is a “registered shareholder” or “non-registered shareholder”. A Centerra Shareholder is a “non-registered shareholder” if it holds its Centerra Shares indirectly and such Centerra Shares are registered in the name of an intermediary (such as a broker, investment dealer, bank, trust company, trustee, administrator or other nominee (an “Intermediary”), or in the name of a depository of which the Intermediary is a participant). A Centerra Shareholder is a “registered shareholder” if its name appears directly on Centerra share certificates.

Centerra Shareholders whose names have been entered in the register of Centerra Shareholders at the close of business on the Record Date and duly appointed proxyholders will be entitled to receive notice of and to vote online at the Meeting. Non-registered Centerra Shareholders (being Centerra Shareholders who beneficially own Centerra Shares that are registered in the name of an Intermediary or in the name of a depository of which the Intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the virtual Meeting as guests, but guests will not be able to vote or ask questions at the Meeting.

A Centerra Shareholder who wishes to appoint a person other than the Centerra proxyholders identified on the form of proxy or voting instruction form (including a non-registered Centerra Shareholder who wishes to appoint themselves as proxyholder in order to attend and vote online at the Meeting) must carefully follow the instructions in the accompanying Management Information Circular and on their form of proxy or voting instruction form, as applicable. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company (“TSX Trust”), after submitting a form of proxy or voting instruction form, as applicable. Failure to so register will result in the proxyholder not receiving a Control Number, which is used as their online sign-in credentials and is required for them to vote at the Meeting. Without a Control Number, such proxyholder will only be able to attend the virtual Meeting as a guest. Non-registered Centerra Shareholders located in the United States must also provide TSX Trust with a duly completed legal proxy if they wish to vote online at the Meeting or appoint a third party as their proxyholder.

Your vote is extremely important to the future of Centerra. Whether or not you plan to attend the Meeting virtually, we encourage you to vote promptly by completing the enclosed form of proxy and submitting it to TSX Trust as soon as possible but no later than 11:00 a.m. (Toronto time) on July 21, 2022, or if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the time when the adjourned or postponed Meeting is reconvened or convened, as applicable. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

BY ORDER OF THE BOARD OF DIRECTORS OF CENTERRA

(signed) “Yousef Rehman”

Yousef Rehman

Vice President, General Counsel & Corporate Secretary

Toronto, Ontario, Canada

June 21, 2022

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